UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 February 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on
Form F-3 (No.333-166313) and Form S-8 (No.s 333-165870, 333-90808, 333-173246, 333-10430, 333-13308 and 333-103656) of CRH plc,
and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.”

Enclosure:   CRH ANNOUNCES NON-EXECUTIVE BOARD APPOINTMENT

N      E      W      S                R      E      L      E      A      S      E

22 February 2012

CRH ANNOUNCES NON-EXECUTIVE BOARD APPOINTMENT

The Board of CRH plc is pleased to announce the co-option to the Board today, Wednesday, 22nd February 2012, of Ms. Heather Ann McSharry as a non-executive Director.

Ms. McSharry (50) is Chairman of the Board of Trustees of Bank of Ireland Pension Fund and is a director of Ergonomics Solutions International, IDA Ireland and the Institute of Directors.  She is a former Managing Director of Reckitt Benckiser and Boots Healthcare in Ireland and was previously a director of Bank of Ireland and Enterprise Ireland.  She holds a Bachelor of Commerce and a Master of Business Studies degree from University College Dublin.

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
E-MAIL: mail@crh.com    WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  22 February, 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director